                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*

                     Central European Media Enterprises Ltd.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.08 per share
                         (Title of Class of Securities)

                                    G20045103
                                 (CUSIP Number)

                                Ronald S. Lauder
                          767 Fifth Avenue, Suite 4200
                            New York, New York 10153
                                 (212) 572-4090
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 1, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (3-06)


                               Page 1 of 12 Pages

CUSIP NO. G20045103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.................................Ronald S. Lauder
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a).....................................................................[ ]
     (b).....................................................................[X]
--------------------------------------------------------------------------------
3.   SEC Use Only...............................................................

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions).......................................PF

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e).................................................................[ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization..........................United States

--------------------------------------------------------------------------------
   Number      7.   Sole Voting Power.....................................41,900
     of
   Shares      -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power................................6,372,839
    Owned
     by        -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power................................41,900
  Reporting
   Person      -----------------------------------------------------------------
    With       10.  Shared Dispositive Power...........................6,372,839

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person......6,414,739

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)...........................................................[ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)....................15.7%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)..............................IN

--------------------------------------------------------------------------------


                               Page 2 of 12 Pages

CUSIP NO. G20045103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons......................RSL Investments Corporation
     I.R.S. Identification Nos. of above persons (entities only)......13-3649460
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a).....................................................................[ ]
     (b).....................................................................[X]
--------------------------------------------------------------------------------
3.   SEC Use Only...............................................................

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)......................................N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e).................................................................[ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization...............................Delaware

--------------------------------------------------------------------------------
   Number      7.   Sole Voting Power..........................................0
     of
   Shares      -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power................................6,372,839
    Owned
     by        -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power.....................................0
  Reporting
   Person      -----------------------------------------------------------------
    With       10.  Shared Dispositive Power...........................6,372,839

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person......6,372,839

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)...........................................................[ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)....................15.7%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)..............................CO

--------------------------------------------------------------------------------


                               Page 3 of 12 Pages

CUSIP NO. G20045103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons...............................RSL Investment LLC
     I.R.S. Identification Nos. of above persons (entities only)......20-5434339
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a).....................................................................[ ]
     (b).....................................................................[X]
--------------------------------------------------------------------------------
3.   SEC Use Only...............................................................

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)......................................N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e).................................................................[ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization...............................Delaware

--------------------------------------------------------------------------------
   Number      7.   Sole Voting Power..........................................0
     of
   Shares      -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power................................6,372,839
    Owned
     by        -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power.....................................0
  Reporting
   Person      -----------------------------------------------------------------
    With       10.  Shared Dispositive Power...........................6,372,839

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person......6,372,839

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)...........................................................[ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)....................15.7%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)..............................OO

--------------------------------------------------------------------------------


                               Page 4 of 12 Pages

CUSIP NO. G20045103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons..................................CME Holdco L.P.
     I.R.S. Identification Nos. of above persons (entities only)......98-0506328
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a).....................................................................[ ]
     (b).....................................................................[X]
--------------------------------------------------------------------------------
3.   SEC Use Only...............................................................

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)......................................N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e).................................................................[ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization.........................Cayman Islands

--------------------------------------------------------------------------------
   Number      7.   Sole Voting Power..................................6,372,839
     of
   Shares      -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power........................................0
    Owned
     by        -----------------------------------------------------------------
    Each       9.   Sole Dispositive Power.............................6,372,839
  Reporting
   Person      -----------------------------------------------------------------
    With       10.  Shared Dispositive Power...................................0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person......6,372,839

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)...........................................................[ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)....................15.7%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)..............................PN

--------------------------------------------------------------------------------


                               Page 5 of 12 Pages

CUSIP NO. G20045103

This Amendment No. 11 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder ("RSL") with the U.S. Securities and Exchange Commission on November 21, 1995, as amended from time to time, most recently by Amendment No. 10, filed on August 29, 2006 (the "SCHEDULE 13D"), with respect to the Class A Common Stock, par value $0.08 per share ("CLASS A COMMON STOCK"), of Central European Media Enterprises, Ltd. (the "ISSUER"). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of:

     (i)  RSL;

     (ii) RSL Investments Corporation, a Delaware corporation ("RIC");

     (iii) RSL Investment LLC, a Delaware limited liability company ("RIL"); and

     (iv) CME Holdco, L.P., a Cayman Islands limited partnership ("CME HOLDCO" and, together with RSL, RIC and RIL, the "REPORTING PERSONS").

The principal business of RIC is to serve as holding company for various investments of RSL. The address of the principal office of RIC is 767 Fifth Avenue, Suite 4200, New York, New York, 10153. RSL is the sole shareholder of RIC. RSL is the sole Director and Chairman of RIC and Jacob Z. Schuster is President, Secretary and Treasurer of RIC. Mr. Schuster's business address is 767 Fifth Avenue, Suite 4200, New York, New York, 10153. His present principal occupation is investment advisor. Mr. Schuster is a citizen of the United States of America.

The principal business of RIL is to serve as sole general partner of CME Holdco. The address of the principal office of RIL is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York, 10153. RIC is the sole member of RIL. RSL is President of RIL and Jacob Z. Schuster is Executive Vice President of RIL.

The principal business of CME Holdco is to acquire, hold and dispose of shares of Class A Common Stock and Class B Common Stock, par value $0.08 per share ("CLASS B COMMON STOCK"), of the Issuer. The address of the principal office of CME Holdco is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York, 10153. RIL is the general partner of CME Holdco.

During the last five years, neither any of the Reporting Persons nor Mr. Schuster has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 6 of 12 Pages

CUSIP NO. G20045103

ITEM 3. SOURCE AND AMOUNT OF FUNDS

On August 28, 2006, RSL, RIC, RIL and certain other persons entered into a Purchase Agreement (the "PURCHASE AGREEMENT") with a Guernsey limited partnership, Adele (Guernsey) L.P. ("APAX SPV"), that is wholly owned by investment funds affiliated with Apax Partners. Upon the terms and subject to the conditions contained in the Purchase Agreement, RSL, RIC, RIL and such other persons contributed to CME Holdco a total of 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock in exchange for 100% of the partnership interests of CME Holdco. Promptly following such contribution, RSL and such other persons sold limited partnership interests to APAX SPV aggregating approximately 49.72% of the total partnership interests of CME Holdco. As a result of such transaction, RSL owns, indirectly through RIC, RIL and RAJ Family Partners, a Georgia limited partnership of which RSL holds directly and indirectly an aggregate 52.2% of the general and limited partnership interests ("RAJ"), partnership interests aggregating 46.93% of the total partnership interests of CME Holdco. The remaining interests in CME Holdco not held by RIC, RIL or APAX SPV are held by persons constituting "Permitted Transferees" under Section 3(5) of the bye-laws of CME Holdco. RIL, a newly-formed Delaware limited liability company that is indirectly and wholly owned by RSL, is the general partner of CME Holdco (the "GENERAL PARTNER"). Under the terms of CME Holdco's amended and restated limited partnership agreement (the "LIMITED PARTNERSHIP AGREEMENT"), APAX SPV has certain consent rights with respect to the voting and disposition of the shares of Class B Common Stock and Class A Common Stock held by CME Holdco. At the closing of the transaction on September 1, 2006, RSL received aggregate proceeds of $171,000,000. The Purchase Agreement and the Limited Partnership Agreement are filed as exhibits hereto and the foregoing description is qualified by reference to such exhibits.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction described in Item 3 was to monetize a portion of RSL's investment in the Issuer. In connection with the transaction, two nominees of APAX SPV have been elected to the board of directors of the Issuer. The Reporting Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) - (j) of Item 4 of Schedule 13D that are separate from the Issuer or have not been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer's press releases other than contained herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(A) At September 7, 2006, RSL beneficially owns 6,414,739 shares of Class A Common Stock, and the other Reporting Persons beneficially own 6,372,839 shares of Class A Common Stock, as follows: (i) RSL beneficially owns 41,900 shares of Class B Common Stock underlying currently exercisable stock options held directly by RSL, and (ii) RSL and the other Reporting Persons beneficially own (x) 6,312,839 shares of Class B Common Stock held directly by CME Holdco and (y) 60,000 shares of Class A Common Stock held directly by CME Holdco.


                               Page 7 of 12 Pages

CUSIP NO. G20045103

     Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. Assuming conversion of all shares of Class B Common Stock beneficially owned by RSL (including shares underlying exercisable stock options), RSL would beneficially own 6,414,739 shares of Class A Common Stock, which would represent 15.7% of the number of shares of Class A Common Stock outstanding. Assuming conversion of all shares of Class B Common Stock beneficially owned by the other Reporting Persons, such Reporting Persons would beneficially own 6,372,839 shares of Class A Common Stock, which would represent 15.7% of the number of shares of Class A Common Stock outstanding.

     Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, (i) the 6,354,739 shares of Class B Common Stock and 60,000 shares of Class A Common Stock for which RSL has voting power (including shares underlying exercisable stock options) constitute 64.9% of the aggregate voting power of the Issuer, and (ii) the 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock for which the other Reporting Persons have voting power constitute 64.8% of the aggregate voting power of the Issuer.

(B) The Reporting Persons have the power to vote, or direct the vote of ("VOTING POWER"), and the power to dispose, or direct the disposition of ("DISPOSITIVE POWER"), shares of Class A Common Stock as follows:

          (I) RSL has sole Voting Power and sole Dispositive Power with respect to 41,900 shares of Class B Common Stock underlying currently exercisable stock options held directly by RSL.

          (II) The Reporting Persons have shared Voting Power and shared Dispositive Power with respect to the 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock held directly by CME Holdco. Such Voting Power and Dispositive Power is shared with APAX SPV under the terms of Purchase Agreement and Limited Partnership Agreement.

(C) Since Amendment No. 10, the following transactions have affected the Reporting Persons' beneficial ownership of Class A Common Stock:

          (I) On August 28, 2006, RSL exercised options to purchase 100,000 shares of Class B Common Stock, which he held directly, at an exercise price of $23.927 per share, for an aggregate purchase price of $2,392,700.

          (II) On August 29, 2006, RSL received Class B Shares in distributions for no consideration from entities directly or indirectly wholly-owned by him as follows: (i) 499,712 shares from RIC; (ii) 577,788 shares from TVH Inc., which shares were distributed by TV Holdings Ltd. to TVH Inc.


                               Page 8 of 12 Pages

CUSIP NO. G20045103

               immediately prior to the distribution to RSL and (iii) 1,672,500 shares from RSL Capital LLC.

          (III) On August 29, 2006, RIC contributed 63,729 shares of Class B Common Stock to RIL in exchange for 100.0% of the limited liability company interests in RIL.

          (IV) On August 30, 2006, the Reporting Persons and certain other persons constituting "Permitted Transferees" under Section 3(5) of the bye-laws of CME Holdco entered into a Contribution Agreement pursuant to which (w) RSL contributed 2,850,000 shares of Class B Common Stock to CME Holdco in exchange for a 44.72104% limited partnership interest in CME Holdco, (x) RIC contributed 2,821,976 shares of Class B Common Stock to CME Holdco in exchange for a 43.28131% limited partnership interest in CME Holdco, (y) RIL contributed 63,729 shares of Class B Common Stock to CME Holdco in exchange for a 1.0% general partnership interest in CME Holdco and (z) RAJ contributed 210,461 shares of Class B Common Stock to CME Holdco in exchange for a 3.30247% limited partnership interest in CME Holdco.

          (V) On September 1, 2006, the Reporting Persons consummated the transactions contemplated by the Purchase Agreement, as described in item 3 above, and RIC, RIL, APAX SPV, Mr. Richard Rich, RAJ, Mr. Leonard A. Lauder and LWG Family Partners, L.P. entered into the Amended and Restated Limited Partnership Agreement of CME Holdco. Under the terms of the Limited Partnership Agreement, the ownership percentages of CME Holdco are allocated as follows:

          RIL, as general partner                               1.0%
          APAX SPV, as limited partner                     49.71987%
          RIC, as limited partner                          44.28131%
          LWG Family Partners, L.P., as limited partner     2.20807%
          RAJ,  as limited partner                          1.65123%
          Mr. Leonard A. Lauder, as limited partner         1.13952%
          Mr. Richard Rich, as limited partner              0.00001%

(D) The General Partner and the limited partners of CME Holdco have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock and Class B Common Stock held by CME Holdco. The only such persons for which such interest relates to more than 5% of the Issuer's Class A Common Stock are RIC and APAX SPV.

(E)  Not applicable.


                               Page 9 of 12 Pages

CUSIP NO. G20045103

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 28, 2006, the Reporting Persons entered into a Purchase Agreement with APAX SPV and certain other persons, which is described in Item 3 above. Also on August 28, 2006, the Reporting Persons entered into a Side Letter Agreement with
(i)APAX SPV and (ii) Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. ("APAX"), pursuant to which Apax agreed not to transfer any interest in APAX SPV, and to cause such interest not to be transferred, to any person other than to a APAX Permitted Transferee (as such term is defined in the Limited Partnership Agreement).

On September 1, 2006, RSL, RIC and RIL entered into the Amended and Restated Limited Partnership Agreement of CME Holdco with Adele (Guernsey) L.P., Mr. Richard Rich, RAJ, Leonard A. Lauder and LWG Family Partners, L.P., which is described in Item 3 and Item 5 above.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The Exhibit Index is incorporated herein by reference.


                               Page 10 of 12 Pages

CUSIP NO. G20045103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2006

                                        RONALD S. LAUDER


                                        By /s/ Jacob Z. Schuster
                                           -------------------------------------
                                        Name: Jacob Z. Schuster, as Attorney-in-
                                              fact


                                        RSL INVESTMENTS CORPORATION


                                        By /s/ Jacob Z. Schuster
                                           -------------------------------------
                                        Name: Jacob Z. Schuster
                                        Title: President, Secretary and
                                               Treasurer


                                        CME HOLDCO, L.P.


                                        By /s/ Jacob Z. Schuster
                                           -------------------------------------
                                           Jacob Z. Schuster, Executive Vice
                                           President, RSL Investment LLC,
                                           its General Partner


                                        RSL INVESTMENT LLC


                                        By /s/ Jacob Z. Schuster
                                           -------------------------------------
                                        Name: Jacob Z. Schuster
                                        Title: Executive Vice President


                               Page 11 of 12 Pages

                                  EXHIBIT INDEX

EXHIBIT                        DESCRIPTION                         PAGE
-------                        -----------                         ----
99.1      Purchase Agreement, dated as of August 28, 2006 among
          Ronald S. Lauder, RSL Investments Corp., RSL
          Investment LLC, RAJ Family Partners, Leonard A.
          Lauder, LWG Family Partners, L.P. and Adele (Guernsey)
          L.P.*

99.2 Side Letter Agreement, dated as of August 25, 2006 among Apax Europe VI-A, L.P., Apax Europe VI-1, L.P.,
          Adele (Guernsey) L.P., Ronald S. Lauder, RSL
          Investment LLC, RSL Investments Corporation, RAJ
          Family Partners, L.P, Leonard A. Lauder and LWG Family
          Partners, L.P.*

99.3      Amended and Restated Limited Partnership Agreement of
          CME Holdco, L.P., dated September 1, 2006 among RSL
          Investment LLC, Adele Guernsey L.P., Mr. Richard Rich,
          RSL Investments Corporation, RAJ Family Partners, L.P,
          Leonard A. Lauder and LWG Family Partners, L.P.

99.4 Contribution Agreement, dated as of August 30, 2006, among Ronald S. Lauder, RSL Investments Corporation,
          RSL Investment LLC, RAJ Family Partners, L.P, Leonard
          A. Lauder and LWG Family Partners, L.P.

99.5 Joint Filing Agreement dated as of September 7, 2006 among Ronald S. Lauder, RSL Investments Corporation,
          CME Holdco L.P. and RSL Investment LLC.

* Previously filed with Amendment No. 10 to Statement on Schedule 13D on August 29, 2006.


                               Page 12 of 12 Pages